MANHATTAN MINERALS CORP.

NEWS RELEASE

January 9, 2003

                                          Toronto Stock Exchange
                                                                                                                                                Trading Symbol:  MAN

Ministry Information Request being Fulfilled :

Second Congressional Bill Submission

It was reported in the media on January 8th, that the Ministry of Energy and Mines had requested additional information regarding the Environmental Impact Assessment.  All of the information requested by the Ministry is contained within the existing base line studies and detailed design reports. Normally these detailed reports are submitted upon request to support conclusions within the EIA.  All of the requested information is available and is being submitted to the authorities this week.  The existing EIA review process and timing remains intact.

Manhattan Minerals confirms that on January 8, 2003, a second legislative Bill was submitted to the Congress of the Republic of Peru.   If approved by Congress, this bill would effect the transfer of the 25% interest in the project currently held by the Federal Government of Peru, to the local and regional governments of the Tambogrande and Piura districts.  This new bill was submitted by Congressman Juan Humberto Requena, member of the F.I.M. political party, and Congressman for the District of Tambogrande. Prior to submission, this bill was co-signed by 36 of the 120 members of Congress, including members of the APRA, National Unity, FIM, and Peru Posible parties.

This is the second such bill submitted to Congress.  In December 2002, a similar bill was submitted by Congressman Jose Carlos Carrasco Tavara, leader of the APRA party in Congress, and Congressman for the Piura District.

The Congressional review of these bills is subject to normal legislative process pursuant to the terms of legislative review for the Congress of the Republic of Peru.

For further information please contact,

Lawrence Glaser

Tel: (604) 669-3397

Chairman & CEO

www.manhattan-min.com